Filed by Zimmer Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933.
Subject Company: Implex Corp. — Commission file number not applicable

Contact:
	Media	Zimmer Investors	Implex Corp.
	Brad Bishop	Sam Leno	Dave Washburn
	574/372-4291	574/372-4790	201/818-1800
	bradley.bishop@zimmer.com	sam.leno@zimmer.com	dave.washburn@implex.com

Zimmer Holdings, Inc. Announces Agreement to Acquire Implex Corp.,
Developer of Innovative Trabecular Metal Technology

Company plans additional product development, including spinal applications

(WARSAW, IND) November 24, 2003 — Zimmer Holdings, Inc. (NYSE and SWX:ZMH) and Implex Corp., a privately held New Jersey company, announced today that Zimmer has agreed to acquire Implex in a transaction comprised of Zimmer common stock and a customary cash escrow. Under the agreement, Implex will become a wholly owned subsidiary of Zimmer. Each share of Implex stock will be converted into the right to receive Zimmer common stock and cash having a value of approximately $108 million at closing and additional value in the form of Zimmer common stock payments that are contingent on growth of Implex product sales through 2006. The net value transferred at closing in Zimmer common shares will be approximately $89 million, which includes adjustments for debt repayment, Zimmer’s existing equity, escrow and other items. This transaction is expected to be dilutive to earnings per share by approximately $0.01 in 2004, excluding one-time integration and inventory step-up costs required under U.S. GAAP.

In 2000, Zimmer entered into an exclusive, worldwide strategic alliance for commercialization of Implex’s innovative Hedrocel® biomaterial, which Zimmer has marketed as Trabecular Metal™ Technology.

“We call Trabecular Metal ‘the best thing next to bone’ because we believe it is the most exciting new porous material platform the orthopaedics industry has seen in decades,” said Ray

Elliott, Zimmer Chairman, President and CEO. “We look forward to applying our extensive development resources to the application of the technology in new areas. We intend to expand the existing Implex line of spinal products that incorporate Trabecular Metal Technology, which have already been implanted in Europe and the United States, into our new Zimmer Spine division. We believe Trabecular Metal has the potential to give us opportunities in the fusion and non-fusion spinal categories that other competitors cannot match.”

Zimmer currently markets hip, knee and shoulder replacement implants, and trauma products using the technology. The company recently announced it has seven development projects underway using the material and it expects Trabecular Metal product sales to grow substantially. Made of the highly biocompatible element Tantalum, Trabecular Metal is very similar to natural bone in its porosity, friction, structural strength and bending characteristics, making it an ideal choice for orthopaedic implants. Because it is a free-standing structure rather than a surface coating, it allows for the development of completely porous devices.

“This was the anticipated outcome of our Zimmer alliance relationship and is the next exciting step for Implex in applying our technology to the needs of orthopaedic patients,” said Alex Khowaylo, Implex President and CEO. “All of us at Implex look forward to playing an expanding role in strengthening Zimmer’s joint reconstruction leadership and in expanding the company’s spinal franchise.”

The acquisition is expected to close in the first quarter of 2004. The boards of directors of both companies have approved the merger, which is subject to the satisfaction of regulatory requirements, including SEC and Hart-Scott-Rodino clearance, approval by Implex’s shareholders and other customary closing conditions. Approval by Zimmer shareholders is not required.

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Visit Zimmer on the Worldwide Web at www.zimmer.com

About Zimmer Holdings, Inc.

Founded in 1927 and headquartered in Warsaw, Indiana, Zimmer is the worldwide #1 pure-play leader in the design, development, manufacture and marketing of reconstructive orthopaedic, spinal and dental implants, trauma products and related orthopaedic surgical products. The new Zimmer has operations in more than 24 countries around the world and sells products in more than 80 countries. In October, 2003, the company finalized its acquisition of Centerpulse AG, a Switzerland-based orthopaedics company and the leader in the European market. For the year 2002, the pro forma worldwide combined revenues of Zimmer and Centerpulse were approximately $2.2 billion. On a combined basis, Zimmer and Centerpulse are supported by the efforts of nearly 7,000 employees.

About Implex Corp.

Implex Corp., of Allendale, New Jersey is a privately held company founded in 1991 with a focus on bringing a new technology, Hedrocel biomaterial, to address clinical issues. Hedrocel biomaterial is an open cell, tantalum metal structure that approximates the appearance of human cancellous bone. The ability of the biomaterial to be readily formed or machined allows it to be incorporated in a wide variety of implant designs. Because of its highly porous structure and material properties, bone can grow into Hedrocel biomaterial, forming a strong bond and potentially eliminating one of the pathways for particulate wear debris in the joint. Because Hedrocel biomaterial also can be manufactured to closely mimic the flexibility of natural bone, the risk of bone loss that can occur with stiffer implants through a process known as “stress shielding” may be minimized. Implex designs and manufactures reconstructive, spine and sports medicine orthopaedic implants.

Where to Find Additional Information

Zimmer will file a registration statement, including proxy statement/prospectus and other relevant materials with the SEC, for the issuance of its shares in connection with the proposed acquisition of Implex. Shareholders of Implex are urged to read the relevant materials when they become available before making any voting decision with respect to the proposed merger, because they will contain important information about Zimmer, Implex and the proposed merger. When available, copies of the proxy statement/prospectus will be mailed to Implex shareholders and it or other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Zimmer at P.O. Box 708, Warsaw, Indiana 46581-8037 or Implex at 80 Commerce Drive, Allendale, New Jersey 07041-1600.

Safe Harbor Statement

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management’s beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, our ability to successfully integrate Centerpulse AG, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-4 that will be filed for this transaction. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any offer of securities in connection with the merger will be made only through the registration statement and related materials discussed above.